SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

4 May, 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

4 May 2012

LLOYDS BANKING GROUP PLC (THE "COMPANY")

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN THE ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

On 4 May 2012 the Company was notified that on the same date Hargreaves Lansdown Nominees Limited purchased on behalf of Ms Sara Weller, a director of the Company, 50,000 Shares at 32.33 pence per share.

This notification is made in accordance with paragraph 3.1.4 (1) (a) of the United Kingdom Listing Authority Disclosure Rules and Transparency Rules. The transaction took place in the United Kingdom and the shares are listed on the London Stock Exchange.

For further information:

Douglas Radcliffe                                                                   +44 (0)20 7356 1571
Head of Operations & Reporting
Email:
douglas.radcliffe@ltsb-finance.co.uk

Sara Swailes                                                                           +44 (0) 20 7661 4639
Group Media Relations
Email:
sarah.swailes@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date:  4 May, 2012